Exhibit 99.1

Diginex Limited Announces Signing of Definitive Agreement to Acquire Plan A, Creating One of Europe’s Leading Integrated ESG, Carbon Accounting and Decarbonization Platforms

The combined business will deliver a single sophisticated platform to expand beyond existing strategic relationships, including HSBC, Coca Cola, Visa, and BMW.

LONDON, Jan. 07, 2026 (GlobeNewswire) — Diginex Limited (NASDAQ: DGNX), a leading provider of Sustainability RegTech and data management solutions, today announced the signing of a definitive share purchase and transfer agreement (the “SPTA”), to acquire PlanA.earth GmbH (“Plan A”), one of Europe’s leading AI-powered carbon accounting and decarbonization platforms. The SPTA provides that Diginex will deliver to the sellers of Plan A €3 million in cash and 6,720,317 shares of Diginex’s ordinary shares valued at €52 million in exchange for 100% of the equity of Plan A.

With this transaction, Diginex warmly welcomes Visa, Deutsche Bank, as shareholders, and looks forward to working with them as stakeholders going forwards.

This strategic acquisition combines Diginex’s award-winning ESG reporting capabilities, spanning 19 global frameworks, with Plan A’s award-winning carbon accounting and decarbonization technology. Following the completion of the acquisition Diginex expects to offer a scaled, integrated sustainability platform designed to link regulatory reporting, value-chain emissions, and decarbonization strategy. We believe, the combined platform reframes decarbonization as a measurable driver of financial return, supported by comprehensive value-chain and Scope 3 assessments.

In addition, Diginex will offer companies a strategic, one-stop, end-to-end solution for all corporate audit, ESG reporting, and decarbonization needs, including supply chain transparency, target-setting, and performance tracking.

This acquisition positions Diginex to capitalize on the rapidly expanding global market for ESG reporting and carbon accounting software. Industry studies estimate the broader ESG and sustainability software market will expand approximately by 20-25% over the next five years (CAGR), reaching between USD 80-100 billion by 2030.

We believe the Sustainability RegTech industry is at a pivotal inflection point. Business enterprises are facing an unprecedented convergence of regulatory, investor and customer expectations, including tightening climate-disclosure requirements, net-zero commitments and growing demand for traceable Scope 3 data and credible, auditable decarbonization plans. We expect that Diginex’s offering will be able to serve this demand.

Enhanced access to capital will enable both companies to accelerate global expansion. Diginex will deepen its European footprint through Plan A’s established regional presence and enterprise customer base, while Plan A will accelerate growth across Asia, North America, through Diginex’s global infrastructure and public-company platform.

“The acquisition of Plan A marks a transformative milestone in delivering the most advanced, user-friendly sustainability platform available,” said Miles Pelham, Chairman of Diginex. “The synergy between our ESG tools and Plan A’s carbon expertise will empower businesses worldwide to navigate increasingly complex regulations and achieve meaningful data-driven progress toward sustainability goals and financial objectives.”

“Joining forces with Diginex represents a definitive shift for our industry,” said Lubomila Jordanova, Founder and CEO of Plan A. “For too long, the market has remained deeply fragmented, forcing businesses to manage disparate, siloed solutions for supply chain transparency, ESG reporting, carbon accounting, and decarbonization. By unifying Plan A’s high-precision decarbonization technology with Diginex’s RegTech and regulatory expertise, we will be able to deliver a single, sophisticated platform that transforms fragmented data into measurable climate impact and clear financial ROI.”

Plan A was advised by Torch Partners and Morrison & Foerster. Diginex was advised by McDermott Will & Schulte and Gibson Dunn.

About Diginex

Diginex Limited (Nasdaq: DGNX; ISIN KYG286871044), headquartered in London, is a sustainable RegTech business that empowers businesses and governments to streamline ESG, climate, and supply chain data collection and reporting. The Company utilizes blockchain, AI, machine learning and data analysis technology to lead change and increase transparency in corporate regulatory reporting and sustainable finance. Diginex’s products and services solutions enable companies to collect, evaluate and share sustainability data through easy-to-use software.

The award-winning diginexESG platform supports 19 global frameworks, including GRI (the “Global Reporting Initiative”), SASB (the “Sustainability Accounting Standards Board”), and TCFD (the “Task Force on Climate-related Financial Disclosures”). Clients benefit from end-to-end support, ranging from materiality assessments and data management to stakeholder engagement, report generation and an ESG Ratings Support Service.

For more information, please visit the Company’s website: https://www.diginex.com/.

About Plan A (plana.earth)

Plan A is Europe’s leading Greentech provider, offering an AI-powered platform that automates carbon accounting and ESG reporting for over 1,500 businesses globally. By streamlining the collection of Scope 1, 2, and 3 emissions data, the company enables organizations and their entire value chains to move beyond simple tracking toward science-based decarbonization and measurable return on investment. Certified by TÜV Rheinland and recognized as a B Corp, Plan A combines rigorous scientific methodology with advanced technology to help enterprises navigate complex regulatory frameworks, ensuring they reach net-zero goals with transparency and accuracy.

For more information, please visit the Company’s website: www.plana.earth

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the SEC.

Diginex

Investor Relations

Email: ir@diginex.com

IR Contact – Europe

Anna Höffken

Phone: +49.40.609186.0

Email: diginex@kirchhoff.de

IR Contact – US

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global